UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Yoshiharu Global Co.

(Name of Issuer)

Class A common stock, $0.0001 par value

(Title of Class of Securities)

98740Y 104

(Cusip Number)

c/o Yoshiharu Global Co.,

6940 Beach Blvd., Suite D-705

Buena Park, CA 90621

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 8, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 98740Y 104

1	Name of Reporting Person: I.R.S. Identification Nos. of Above Person (entities only): James Chae
2	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3	SEC Use Only:
4	Source of Funds (See Instruction): OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 8,110,900 (1)
	8	Shared Voting Power: —
	9	Sole Dispositive Power: 8,110,900 (1)
	10	Shared Dispositive Power: —

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,110,900 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ 67.93% (2)
13	Percent of Class Represented by Amount in Row (11):
14	Type of Reporting Person (See Instructions): IN

(1) Includes 1,000,000 shares of Class A common stock issuable upon conversion by Mr. Chae of up to 1,000,000 shares of Class B common stock.

(2) Based on 11,940,000 shares of Class A common stock outstanding as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on September 8, 2022.

Item 1. Security and Issuer.

The title of the class of equity securities to which this Schedule 13D relates is Class A common stock, par value $0.0001 (“Class A common stock”) of Yoshiharu Global Co., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 6940 Beach Blvd., Suite D-705, Buena Park, CA 90621.

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed by James Chae (the “Reporting Person”).

(b)	The principal business address for the Reporting Person is c/o Yoshiharu Global Co., 6940 Beach Blvd., Suite D-705, Buena Park, CA 90621.

(c)	The principal occupation of the Reporting Person is chief executive officer of the Issuer.

(d)	The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United Arab Emirates.

Item 3. Source and Amount of Funds or Other Consideration.

In September 2021, Yoshiharu Holdings was formed by the Reporting Person as an S corporation for the purpose of acquiring all of the equity in each of the 7 restaurant store entities which were previously founded and wholly owned directly by the Reporting Person and all of the intellectual property in the business held by the Reporting Person in exchange for an issuance of 9,450,900 shares to the Reporting Person, which constituted all of the issued and outstanding equity in Yoshiharu Holdings Co. Such transfers were completed in the fourth quarter of 2021.

The Issuer was incorporated on December 9, 2021 in Delaware by the Reporting Person for purposes of effecting an initial public offering of Issuer. On December 9, 2021, the Reporting Person contributed 100% of the equity in Yoshiharu Holdings Co. to the Issuer in exchange for the issuance by the Issuer of 9,450,900 shares of Class A common stock to the Reporting Person. On December 10, 2021, the Company redeemed 670,000 shares of Class A common stock from the Reporting Person at par ($0.0001 per share). Subsequent to such redemption in December 2021, the Reporting Person issued and sold 670,000 shares of Class A common stock in private transactions. Immediately prior to the closing of Issuer’s initial public offering, the Reporting Person converted 1,000,000 shares of Class A common stock into 1,000,000 shares of Class B common stock, par value $0.0001 (“Class B common stock”). The Class B common stock are convertible back into Class A common stock on a 1-for-1 basis at the discretion of the Reporting Person and each share of Class B common stock is entitled to vote, on an as-converted basis, the equivalent of 10 shares of Class A common stock.

Item 4. Purpose of Transaction.

The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

Except as otherwise described in Item 3, this Item 4 or in Item 6 of this Statement, the Reporting Person does not have any current plans or proposals which relate to or would result in: (a) the acquisition by his of additional securities of the Issuer, or the disposition of the securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (j) any action similar to those enumerated above.

Item 5. Interests in Securities of the Issuer

(a) – (b) The aggregate number and percentage of shares of Class A common stock beneficially owned by the Reporting Person (based upon a total of 11,940,000 shares of Class A common stock outstanding as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on September 8, 2022 and including 1,000,000 shares issuable upon conversion by the Reporting Person of up to 1,000,000 shares of Class B common stock held by the Reporting Person) are as follows:

a)		Amount beneficially owned: 8,110,900	Percentage: 67.93%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	8,110,900
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	8,110,900
	iv.	Shared power to dispose or to direct the disposition of:	0

(c)	The Reporting Person has not effected any transactions of the Class A common stock during the 60 days preceding the date of this report, except as described in Item 3 of this Schedule 13D which information is incorporated herein by reference.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the Issuer’s initial public offering on September 8, 2022, the Reporting Person has entered into a lock-up agreement (the “Lock-Up Agreement”), pursuant to which the Reporting Person agreed, subject to certain exceptions, not to dispose of or hedge any shares of the Issuer’s equity interests or securities convertible into or exchangeable for our equity interests during the period from the date of the lock-up agreement continuing through the date 12 months after the date of the final prospectus, except with the prior written consent of the representative of the underwriters.

The summary of the Lock-Up Agreement in this Item 6 of this Schedule 13D is qualified in its entirety by reference to the full text of such agreement, which are incorporated herein by reference and a form of which is filed as Exhibit 10.1 to Amendment No.6 to the Issuer’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on September 2, 2022.

Item 7. Exhibits

Exhibit Number	Description of Exhibits

1	Form of Lock-Up Agreement (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Amendment No. 6 to Registration Statement on Form S-1 filed by the Issuer with the Securities and Exchange Commission on September 2, 2022.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 21, 2022

By:	/s/ James Chae
James Chae